Exhibit 99.1

SINA Reports Second Quarter 2016 Financial Results

SHANGHAI, China—August 8, 2016—SINA Corporation (the “Company” or “SINA”) (NASDAQ: SINA), a leading online media company serving China and the global Chinese communities, today announced its unaudited financial results for the second quarter ended June 30, 2016.

Second Quarter 2016 Highlights

•          Net revenues increased 14% year over year to $244.0 million. Non-GAAP net revenues increased 14% year over year to $241.4 million.

•          Advertising revenues grew 16% year over year to $205.0 million.

•          Income from operations was $20.8 million. Operating margin was 9%, up from negative 3% for the same period last year. Non-GAAP income from operations increased 475% year over year to $34.5 million. Non-GAAP operating margin was 14%, up from 3% for the same period last year.

•          Net income attributable to SINA was $43.3 million, or $0.59 diluted net income per share attributable to SINA. Non-GAAP net income attributable to SINA was $19.9 million, or $0.27 non-GAAP diluted net income per share attributable to SINA.

•          Weibo’s monthly active users (“MAUs”) in June 2016 grew 33% year over year to 282 million, 89% of which were mobile users. Average daily active users (“DAUs”) in June 2016 grew 36% year over year to 126 million.

“We are delighted that SINA continued to firmly execute its mobile strategy and delivered solid results in the second quarter.” said Charles Chao, Chairman and CEO of SINA. “For our portal business, we witness sustainable growth of mobile traffic, with the daily active users of SINA News application increasing significantly quarter over quarter. Mobile monetization for portal has further elevated, with 48% of total portal advertising revenues contributed from the mobile devices.” Mr. Chao added.

“Our Weibo continued its strong user growth momentum, thanks to the effective channels we have built for user penetration and the optimized user experience we cultivated in short video and live contents consumption.” said Mr. Chao. “On the other hand, Weibo has demonstrated strong platform value proposition to a diversified customer base with significant growth in advertising revenues from key accounts and small and medium enterprises. We are also delighted to see continuing operating margin expansion for Weibo, strongly demonstrating operating leverage of the platform.” Mr. Chao concluded.

Second Quarter 2016 Financial Results

For the second quarter of 2016, SINA reported net revenues of $244.0 million, compared to $213.6 million for the same period last year. Non-GAAP net revenues for the second quarter of 2016 totaled $241.4 million, compared to $211.0 million for the same period last year.

Online advertising revenues for the second quarter of 2016 were $205.0 million, compared to $176.3 million for the same period last year. The year-over-year growth in online advertising revenues resulted from an increase of $38.4 million in Weibo advertising and marketing revenues, partially offset by a decline of $9.7 million in portal advertising revenues.

Non-advertising revenues for the second quarter of 2016 were $38.9 million. Non-GAAP non-advertising revenues for the second quarter of 2016 were $36.3 million, compared to $34.7 million for the same period last year.

Gross margin for the second quarter of 2016 was 64%, compared to 60% for the same period last year. Advertising gross margin for the second quarter of 2016 was 64%, compared to 61% for the same period last year. The growing revenue proportion contributed by small and medium enterprises customers in both portal and Weibo business is the key factor that resulted in a higher gross margin for our advertising business. Non-advertising gross margin for the second quarter of 2016 was 59%, compared to 54% for the same period last year. The increase in non-advertising margin was primarily due to increase in revenues contributed by higher margin business, such as Weibo’s membership revenues.

Operating expenses for the second quarter of 2016 totaled $134.2 million, compared to $134.4 million for the same period last year. Non-GAAP operating expenses for the second quarter of 2016 totaled $119.7 million, compared to $120.1 million for the same period last year.

Income from operations for the second quarter of 2016 was $20.8 million, compared to a loss of $6.8 million for the same period last year. Operating margin was 9%, up from negative 3% for the same period last year. Non-GAAP income from operations for the second quarter of 2016 was $34.5 million, compared to $6.0 million for the same period last year. Non-GAAP operating margin was 14%, up from 3% for the same period last year.

Non-operating income for the second quarter of 2016 was $35.0 million, compared to a non-operating income of $22.8 million for the same period last year. Non-operating income for the second quarter of 2016 mainly included: (i) a $34.9 million net gain on sale of and impairment on investments, which is excluded under non-GAAP measure; and (ii) a $6.2 million loss pick-up from equity-method investments, which are accounted for under the equity-method and reported one quarter in arrears, mainly resulted from loss pick-up from the Company’s investment in E-House. Non-operating income for the second quarter of 2015 included: (i) a $19.0 million gain mainly from sale of marketable securities, which is excluded under non-GAAP measure; and (ii) a $2.7 million loss from equity method investment in a number of our equity investees which was reported one-quarter in arrears.

Net income attributable to SINA for the second quarter of 2016 was $43.3 million, compared to $11.7 million for the same period last year. Diluted net income per share attributable to SINA for the second quarter of 2016 was $0.59, compared to $0.19 for the same period last year. Non-GAAP net income attributable to SINA for the second quarter of 2016 was $19.9 million, compared to $4.0 million for the same period last year. Non-GAAP diluted net income per share attributable to SINA for the second quarter of 2016 was $0.27, compared to $0.06 for the same period last year.

As of June 30, 2016, SINA’s cash, cash equivalents and short-term investments totaled $2.1 billion, compared to $2.2 billion as of December 31, 2015. For the second quarter of 2016, net cash provided by operating activities was $76.6 million, capital expenditures totaled $4.9 million, and depreciation and amortization expenses amounted to $7.0 million.

Business Outlook

For the year 2016, SINA currently estimates that its non-GAAP net revenues are between $950 million and $1 billion, which is updated from the range of $850 million to $950 million and represents a 9% to 15% year over year increase from the year 2015. This estimate assumes that RMB depreciates to US dollar at an average rate of 5% in 2016 and excludes the recognition of $10.4 million in deferred license revenues from E-House. This forecast reflects SINA’s current and preliminary view, which is subject to change.

Non-GAAP Measures

This release contains the following non-GAAP financial measures: non-GAAP net revenues, non-GAAP non-advertising revenues, non-GAAP advertising and non-advertising gross margin, non-GAAP operating expenses, non-GAAP income (loss) from operations, non-GAAP net income (loss) attributable to SINA and non-GAAP diluted net income (loss) per share attributable to SINA. These non-GAAP financial measures should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with U.S. GAAP. The Company’s non-GAAP financial measures may be defined differently than similar terms used by other companies. Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures.

The Company’s non-GAAP financial measures exclude recognition of deferred revenues in relation to the equity investment in E-House, stock-based compensation, amortization of intangible assets, tax provision on amortization of intangible assets, adjustment for non-GAAP to GAAP reconciling items on the share of equity method investments, gain/loss on sale of investment/business, deemed disposal and impairment on investment, impairment on goodwill, adjustment for non-GAAP to GAAP reconciling items for the income (loss) attributable to non-controlling interests and amortization of convertible debt issuance cost. The Company’s management uses these non-GAAP financial measures in their financial and operating decision-making, because management believes these measures reflect the Company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. The Company believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: (i) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and (ii) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gain/loss and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

Use of non-GAAP financial measures has limitations. The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations.  They may not be comparable to non-GAAP financial measures used by other companies. Management compensates for these limitations by also considering the Company’s financial results prepared in accordance with U.S. GAAP. Reconciliations of the Company’s non-GAAP measures to the nearest comparable GAAP measures are set forth in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.”

Conference Call

SINA will host a conference call from 10:10 p.m. – 10:50 p.m. Eastern Time on August 8, 2016 (or 10:10 a.m. – 10:50 a.m. Beijing Time on August 9, 2016) to present an overview of the Company’s financial performance and business operations. A live webcast of the call will be available through the Company’s corporate website at http://corp.sina.com.cn. The conference call can be accessed as follows:

US:	+1 845 675 0438
Hong Kong:	+852 3018 6776
China:	400 120 0654
International:	+65 6713 5440
Passcode for all regions:	54218524

A replay of the conference call will be available through morning Eastern Time August 17, 2016. The dial-in number is +61 2 9003 4211. The passcode for the replay is 54218524.

About SINA

We are a leading online media company serving China and the global Chinese communities. Our digital media network of SINA.com (portal), SINA.cn (mobile portal), SINA Mobile Apps and Weibo.com (social media) enables Internet users to access professional media and user generated content in multi-media formats from personal computers and mobile devices and share their interests with friends and acquaintances.

SINA.com offers distinct and targeted professional content on each of its region-specific websites and a full range of complementary offerings. SINA.cn and SINA Mobile Apps provide news information, professional and entertainment content from SINA.com customized for mobile users in WAP (mobile browser) and mobile application format. Weibo is a leading social media platform for people to create, distribute and discover Chinese-language content. Based on an open platform architecture, Weibo allows users to create and post feeds and attach multi-media content, as well as access a wide range of organically and third-party developed applications, such as online games.

Through these properties and other product lines, we offer an array of online media and social media services to our users to create a rich canvas for businesses and advertisers to effectively connect and engage with their targeted audiences.

Safe Harbor Statement

This press release contains forward-looking statements that relate to, among other things, SINA’s expected financial performance and SINA’s strategic and operational plans (as described, without limitation, in quotations from management in this press release). SINA may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. SINA assumes no obligation to update the forward-looking statements in this press release and elsewhere. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to failure to meet internal or external expectations of future performance given the rapidly evolving markets; condition of the global financial and credit market; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on online advertising sales and value-added services for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products, including portal, Weibo and MVAS products; failure to enter and develop the small and medium enterprise market by the Company or through cooperation with other parties, such a Alibaba; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; and failure to compete successfully against new entrants and established industry competitors. Further information regarding these and other risks is included in SINA’s annual report on Form 20-F for the year ended December 31, 2015 and other filings with the Securities and Exchange Commission.

Contact:

Investor Relations

SINA Corporation

Phone: +86 10 5898 3336

Email: ir@staff.sina.com.cn

SINA CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. Dollars in thousands, except per share data)

	Three months ended			Six months ended
	June 30,		March 31,	June 30,
	2016	2015	2016	2016	2015
Net revenues:
Advertising	$205,031	$176,258	$162,967	$367,998	$326,611
Non-advertising	38,931	37,340	35,708	74,639	71,574
	243,962	213,598	198,675	442,637	398,185
Cost of revenues *:
Advertising	73,083	68,978	68,189	141,272	132,927
Non-advertising	15,834	17,014	12,705	28,539	30,382
	88,917	85,992	80,894	169,811	163,309
Gross profit	155,045	127,606	117,781	272,826	234,876

Operating expenses:
Sales and marketing *	56,895	53,984	51,702	108,597	114,235
Product development *	53,522	51,788	52,494	106,016	103,401
General and administrative *	23,808	28,659	22,134	45,942	49,293
	134,225	134,431	126,330	260,555	266,929
Income (Loss) from operations	20,820	(6,825)	(8,549)	12,271	(32,053)

Non-operating income (loss):
Earning (Loss) from equity method investments, net	(6,190)	(2,729)	(10,564)	(16,754)	923
Gain on sale of investments/business and impairment on investments, net	34,925	19,032	28,227	63,152	17,947
Interest and other income, net	6,308	6,455	6,608	12,916	12,238
	35,043	22,758	24,271	59,314	31,108

Income (Loss) before income taxes	55,863	15,933	15,722	71,585	(945)
Income tax (expenses) benefits	(2,747)	(3,022)	16	(2,731)	(37)

Net income (loss)	53,116	12,911	15,738	68,854	(982)
Less: Net income (loss) attributable to non-controlling interests	9,789	1,243	418	10,207	(2,341)

Net income attributable to SINA	$43,327	$11,668	$15,320	$58,647	$1,359

Basic net income per share attributable to SINA	$0.62	$0.20	$0.22	$0.84	$0.02
Diluted net income per share attributable to SINA **	$0.59	$0.19	$0.22	$0.82	$0.02

Shares used in computing basic
net income per share attributable to SINA	70,047	58,417	69,857	69,952	58,585
Shares used in computing diluted
net income per share attributable to SINA	77,202	58,910	70,296	76,982	58,837

* Stock-based compensation in each category:
Cost of revenues - advertising	$1,775	$1,139	$1,566	$3,341	$2,562
Sales and marketing	3,303	2,594	2,843	6,146	5,216
Product development	3,592	3,104	4,922	8,514	6,599
General and administrative	7,165	7,689	6,911	14,076	13,523

**      Net income attributable to SINA is adjusted for diluted shares issued by our subsidiary and equity method investments.

SINA CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. Dollars in thousands)

	June 30,	December 31,
	2016	2015
Assets
Current assets:
Cash and cash equivalents	$836,474	$763,439
Short-term investments	1,295,925	1,446,414
Restricted cash	170,487	140,652
Accounts receivable, net	214,866	228,732
Prepaid expenses and other current assets *	157,851	135,416
Subtotal	2,675,603	2,714,653

Property and equipment, net	42,776	47,495
Goodwill and intangible assets, net	58,350	61,954
Long-term investments	1,132,839	1,212,640
Other assets	356,361	320,205
Total assets	$4,265,929	$4,356,947

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable **	$75,776	$81,351
Amount due to customers	170,487	140,652
Accrued liabilities **	254,420	265,490
Short-term loan	15,057	—
Convertible debt *	797,903	795,108
Deferred revenues	75,574	79,528
Income taxes payable	11,020	16,426
Subtotal	1,400,237	1,378,555

Long-term deferred revenues	70,596	76,003
Other long-term liabilities	25,117	25,721
Total liabilities	1,495,950	1,480,279

Shareholders’ equity
SINA shareholders’ equity	2,434,949	2,565,272
Non-controlling interests	335,030	311,396
Total shareholders’ equity	2,769,979	2,876,668

Total liabilities and shareholders’ equity	$4,265,929	$4,356,947

* Effectively January 2016, ASU 2015-3 issued by FASB requires entities to present the issuance costs of debt in the balance sheet as a direct deduction from the related debt rather than assets. Accordingly, the Company retrospectively reclassified $4.9 million of issuance cost of debt from prepaid expenses and other current assets into convertible debt as of December 31, 2015.

** Commencing on January 1, 2016, in order to enhance comparability with industry peers, payables that have been invoiced or formally agreed with the suppliers were recorded in accounts payable. To conform to current period presentations, the relevant amounts in prior periods have been reclassified from accrued liabilities accordingly. Such reclassification amounted to $77.8 million as of  December 31, 2015.

SINA CORPORATION

UNAUDITED ADDITIONAL INFORMATION

(U.S. Dollars in thousands)

	Three months ended			Six months ended
	June 30,		March 31,	June 30,
	2016	2015	2016	2016	2015

Net revenues
Portal:
Portal Advertising	$78,694	$88,391	$63,721	$142,415	$159,584
Other	19,219	17,365	15,664	34,883	34,469
Subtotal	97,913	105,756	79,385	177,298	194,053

Weibo:
Advertising and marketing:	127,173	87,867	99,246	226,419	167,027
Weibo VAS	19,712	19,975	20,044	39,756	37,105
Subtotal	146,885	107,842	119,290	266,175	204,132

Elimination	(836)	—	—	(836)	—
	$243,962	$213,598	$198,675	$442,637	$398,185

Cost of revenues
Portal:
Portal Advertising	$36,804	$41,047	$35,537	$72,341	$80,021
Other	11,502	11,256	8,731	20,233	20,674
Subtotal	48,306	52,303	44,268	92,574	100,695

Weibo	40,657	33,689	36,626	77,283	62,614

Elimination	(46)	—	—	(46)	—
	$88,917	$85,992	$80,894	$169,811	$163,309

Gross margin
Portal	51%	51%	44%	48%	48%
Weibo	72%	69%	69%	71%	69%
	64%	60%	59%	62%	59%

SINA CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(U.S. Dollars in thousands, except per share data)

	Three months ended
	June 30, 2016				June 30, 2015				March 31, 2016
				Non-GAAP				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results	Actual	Adjustments		Results

Advertising revenues	$205,031			$205,031	$176,258			$176,258	$162,967			$162,967
Non-advertising revenues	38,931	(2,609	)(a)	36,322	37,340	(2,609	)(a)	34,731	35,708	(2,609	)(a)	33,099
Net revenues	$243,962	$(2,609)		$241,353	$213,598	$(2,609)		$210,989	$198,675	$(2,609)		$196,066

		(2,609	)(a)			(2,609	)(a)			(2,609	)(a)
		1,775	(b)			1,139	(b)			1,566	(b)
Gross profit	$155,045	$(834)		$154,211	$127,606	$(1,470)		$126,136	$117,781	$(1,043)		$116,738

		(14,060	)(b)			(13,387	)(b)			(14,676	)(b)
		(461	)(c)			(906	)(c)			(557	)(c)
Operating expenses	$134,225	$(14,521)		$119,704	$134,431	$(14,293)		$120,138	$126,330	$(15,233)		$111,097

		(2,609	)(a)			(2,609	)(a)			(2,609	)(a)
		15,835	(b)			14,526	(b)			16,242	(b)
		461	(c)			906	(c)			557	(c)
Income (loss) from operations	$20,820	$13,687		$34,507	$(6,825)	$12,823		$5,998	$(8,549)	$14,190		$5,641

		(2,609	)(a)			(2,609	)(a)			(2,609	)(a)
		15,835	(b)			14,526	(b)			16,242	(b)
		461	(c)			906	(c)			557	(c)
		(102	)(d)			(209	)(d)			(123	)(d)
		2,427	(e)			883	(e)			(481	)(e)
		(34,925	)(f)			(19,032	)(f)			(28,227	)(f)
		(5,646	)(g)			(3,236	)(g)			(4,519	)(g)
		1,085	(h)			1,099	(h)			1,084	(h)
Net income (loss) attributable to SINA	$43,327	$(23,474)		$19,853	$11,668	$(7,672)		$3,996	$15,320	$(18,076)		$(2,756)

Diluted net income (loss) per share attributable to SINA *	$0.59			$0.27	$0.19			$0.06	$0.22			$(0.04)
Shares used in computing diluted net income (loss) per share attributable to SINA	77,202	—		77,202	58,910	—		58,910	70,296	(439	)(i)	69,857

Gross margin - advertising	64%	1%		65%	61%	1%		62%	58%	1%		59%
Gross margin - non-advertising	59%	-3%		56%	54%	-3%		51%	64%	-2%		62%

	Six months ended
	June 30, 2016				June 30, 2015
				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results

Advertising revenues	$367,998			$367,998	$326,611			$326,611
Non-advertising revenues	74,639	(5,218	)(a)	69,421	71,574	(5,218	)(a)	66,356
Net revenues	$442,637	$(5,218)		$437,419	$398,185	$(5,218)		$392,967

		(5,218	)(a)			(5,218	)(a)
		3,341	(b)			2,562	(b)
Gross profit	$272,826	$(1,877)		$270,949	$234,876	$(2,656)		$232,220

		(28,736	)(b)			(25,338	)(b)
		(1,018	)(c)			(1,808	)(c)
Operating expenses	$260,555	$(29,754)		$230,801	$266,929	$(27,146)		$239,783

		(5,218	)a)			(5,218	)(a)
		32,077	(b)			27,900	(b)
		1,018	(c)			1,808	(c)
Income (Loss) from operations	$12,271	$27,877		$40,148	$(32,053)	$24,490		$(7,563)

		(5,218	)(a)			(5,218	)(a)
		32,077	(b)			27,900	(b)
		1,018	(c)			1,808	(c)
		(225	)(d)			(417	)(d)
		1,946	(e)			3,169	(e)
		(63,152	)(f)			(17,947	)(f)
		(10,165	)(g)			(5,880	)(g)
		2,169	(h)			2,210	(h)
Net income attributable to SINA	$58,647	$(41,550)		$17,097	$1,359	$5,625		$6,984

Diluted net income per share attributable to SINA *	$0.82			$0.23	$0.02			$0.10
Shares used in computing diluted net income per share attributable to SINA	76,982	(6,467	)(i)	70,515	58,837	—		58,837

Gross margin - advertising	62%	1%		63%	59%	1%		60%
Gross margin - non-advertising	62%	-3%		59%	58%	-4%		54%

(a)         To adjust the recognition of deferred revenue related to the license agreements granted to E-House.

(b)         To adjust stock-based compensation.

(c)          To adjust amortization of intangible assets.

(d)         To adjust the tax provision on amortization of intangible assets.

(e)          To adjust the Non-GAAP to GAAP reconciling items on the share of equity method investments, net of share of amortization of intangibles not on their books.

(f)           To adjust (gain) loss on sale of investments/business, (gain) loss on deemed disposal and impairment on investments, net.

(g)         To adjust Non-GAAP to GAAP reconciling items for the (income) loss attributable to non-controlling interests.

(h)         To adjust the amortization of convertible debt issuance cost.

(i)            To adjust the number of shares for dilution resulted from convertible debt and unvested equity granted.

*                 Net income (loss) attributable to SINA is adjusted for diluted shares issued by our subsidiary and equity method investments.

UNAUDITED RECONCILIATION OF SINA’S SHARE OF EQUITY INVESTMENTS’ NON-GAAP TO GAAP RESULTS*

	Three months ended
	June 30, 2016			June 30, 2015			March 31, 2016
			Non-GAAP			Non-GAAP			Non-GAAP
	Actual	Adjustments	Results	Actual	Adjustments	Results	Actual	Adjustments	Results

To adjust stock-based compensation		$1,356			$1,395			$1,555
To adjust amortization of intangible assets resulting from business acquisitions		407			416			604
To adjust gain on sale of investments		(739)			—			(808)
To adjust the (gain) loss resulting from the fair value changes in investments		1,236			(1,224)			(2,126)
Loss from equity method investments, net	$(6,023)	$2,260	$(3,763)	$(2,433)	$587	$(1,846)	$(10,270)	$(775)	$(11,045)
Share of amortization of equity investments’ intangibles not on their books	$(167)	$167	$—	$(296)	$296	$—	$(294)	$294	$—
	$(6,190)	$2,427	$(3,763)	$(2,729)	$883	$(1,846)	$(10,564)	$(481)	$(11,045)

	Six months ended
	June 30, 2016			June 30, 2015
			Non-GAAP			Non-GAAP
	Actual	Adjustments	Results	Actual	Adjustments	Results

To adjust stock-based compensation		$2,911			$2,776
To adjust amortization of intangible assets resulting from business acquisitions		1,011			1,023
To adjust gain on sale of investments		(1,547)			—
To adjust the gain resulting from the fair value changes in investments		(890)			(1,224)
Earning (Loss) from equity method investments, net	$(16,293)	$1,485	$(14,808)	$1,517	$2,575	$4,092
Share of amortization of equity investments’ intangibles not on their books	$(461)	$461	$—	$(594)	$594	$—
	$(16,754)	$1,946	$(14,808)	$923	$3,169	$4,092

* Earning (Loss) from equity method investments is recorded one quarter in arrears.